Exhibit 12
RPM
RATIO OF EARNINGS TO FIXED CHARGES
Periods Ended May 31, 2006 through 2010

	9 Months Ended	Year Ended May 31,
	28-Feb-11	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges [1]	4.14	4.67	3.66	1.42	5.40	—

[1] Calculated as follows			(income before income taxes) + (fixed charges)

				(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	9 Months Ended	Year Ended May 31,
(All numbers in thousands)	28-Feb-11	2010	2009	2008	2007	2006
Income before income tax	187,197	268,454	180,868	34,007	307,535	(122,475)
Fixed charges	59,612	73,207	67,926	80,588	69,955	58,745

Total	246,809	341,661	248,794	114,595	377,490	(63,730)